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OMB APPROVAL
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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 01 2002 365 WASH. D.C. SEC MAIL PROCESSING SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47936

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Maltman Investments, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Ash Street
(No. and Street)

Winnetka,	Illinois	60093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roxanne Sullivan (312) 341-0615
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
(Name — *if individual, state last, first, middle name*)

220 S. State Street	Chicago,	Illinois	60604
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, James S. Maltman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maltman Investments, L.P., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Sworn and subscribed to me on the 26th day of February, 2002.

[signature]
Notary Public

[signature]
Signature

Maltman Investment Co., Inc.
General Partner
Title



"OFFICIAL SEAL"
Kelly L. Fontaine
Notary Public, State of Illinois
My Commission Expires March 24, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MALTMAN INVESTMENTS, L.P.
(An Illinois Limited Partnership)

FINANCIAL STATEMENTS

DECEMBER 31, 2001

(FILED PURSUANT TO RULE 17a-5(d)

UNDER THE SECURITIES EXCHANGE ACT

OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET · SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477
FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To The Partners
Maltman Investments, L.P.
Winnetka, Illinois 60093

I have audited the accompanying statement of financial condition of Maltman Investments, L.P. as of December 31, 2001, and the related statements of income (loss), changes in partnership capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maltman Investments, L.P. as of December 31, 2001, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountant

Chicago, Illinois
February 26, 2002

MALTMAN INVESTMENTS, L.P.
(An Illinois Limited Partnership)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash in bank	$	649
Accrued interest and dividends receivable		2,876
Securities owned, at market value		1,025,434
Other assets		3,682
Total assets	$	1,032,641

LIABILITIES AND PARTNERS' CAPITAL

Liabilities		
Subordinated note payable - M..J. Ware, Trustee	$	250,000
Notes payable – M.J. Ware, Trustee		30,000
Payable to clearing broker		280,685
Accounts payable and accrued expenses		7,930
Securities sold, not yet purchased, at market value		351,248
Total liabilities		919,863
Partners' Capital		112,778
Total liabilities and partners' capital	$	1,032,641

The accompanying notes to the financial statements are an integral part of this statement.

MALTMAN INVESTMENTS, L.P.
(An Illinois Limited Partnership)
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Realized trading gains (losses)	$ 188,182
Changes in unrealized trading gains	(305,403)
Sub-total	(117,221)
Short stock rebates	8,316
Interest income	46,220
Dividend income	10,275
Miscellaneous	50
Total revenues	(52,360)
Expenses	
Guaranteed payment	$ 45,000
Contract labor	25,000
Professional fees	11,225
Interest expense	133,225
Dividends paid	5,408
Market information	23,389
Other expenses	28,194
Total expenses	271,441
Net income (loss)	$ (323,801)

The accompanying notes to the financial statements are an integral part of this statement.

MALTMAN INVESTMENTS, L.P.
(An Illinois Limited Partnership)
STATEMENT OF CHANGES IN PARTNERSHIP CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2001

	General Partner	Limited Partners	Total
Balance January 1, 2001	$ 133,367	$ 685,657	$ 819,024
Net income (loss) for the year ended December 31, 2001	(18,297)	(305,504)	(323,801)
Less: Withdrawals of capital	(40,000)	(342,445)	(382,445)
Balance, December 31, 2001	$ 75,070	$ 37,708	$ 112,778

The accompanying notes to the financial statements are an integral part of this statement.

MALTMAN INVESTMENTS, L.P.
(An Illinois limited Partnership)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From (to) Operating Activities		
Net income (loss)	$ (323,801)	
Adjustments to reconcile net income to net cash from (to) operating activities		
Depreciation	784	
Changes in assets and liabilities		
(Increase) Decrease in:		
Accrued interest and dividend receivable	6,437	
Securities Owned	1,639,742	
Increase (Decrease) In:		
Accounts payable and accrued expenses	(21,640)	
Payable to broker	(447,138)	
Securities sold, not yet purchased	(481,370)	
Net cash from (to) operating activities		$ 373,014
Cash Flows Provided by (Used In) Financing Activities		
Partner capital withdrawals	(382,445)	
Net cash provided by (used in) financing activities		(382,445)
Net increase (decrease) in cash		(9,431)
Cash at beginning of year		10,080
Cash at end of year		$ 649

Supplemental information:

Interest expense paid during the year ended December 31, 2001 was:	$ 148,559
Income taxes paid during the year ended December 31, 2001 was:	$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

MALTMAN INVESTMENTS, L.P.
(An Illinois Limited Partnership)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 Significant Accounting Policies

A summary of significant accounting policies which have been followed by Maltman Investments, L.P. (The Partnership) in preparing the accompanying financial statements is set forth below:

a. Description of the Partnership

The Partnership is a limited partnership organized on November 17, 1994, under the Illinois Uniform Limited Partnership Act. The General Partner is Maltman Investments, Co., Inc., an Illinois Corporation.

Maltman Investments, L.P. Is in the business of trading securities for their own account. The Partnership is authorized and empowered to engage in all lawful purposes including, but not limited to acting as a dealer and market maker in securities, options, derivative products, futures and forward contracts included without limitation buying, selling, holding, trading, investing and dealing in the aforementioned items.

b. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

c. Income Recognition

Securities Transactions – Principal trading profit and loss and commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Securities Owned – Securities owned and securities sold, not yet purchased, are valued at quoted market prices consistent with industry practice.

d. Income Taxes

No Provision or credit has been made for Federal Income Taxes as the Partnership's income (loss) is directly allocable for income tax purposes to the individual partners.

e. Property and Equipment

Property and equipment items are stated at cost and are depreciated over their estimated useful lives using straight-line and accelerated depreciation methods.

Maintenance and repairs are charged to income as incurred. Expenditures which materially extend the original lives of assets are capitalized.

MALTMAN INVESTMENTS, L.P.
(An Illinois Limited Partnership)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 2 Net Capital Requirements

The Company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Adjusted net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had adjusted net capital and net capital requirements of $238,338 and $100,000 respectively. The net capital rule may effectively restrict the payment of cash distributions to the partners.

NOTE 3 Financial Instruments With Off Balance Sheet Risk

The Partnership engages in trading activities on the Chicago Board Options Exchange, Inc. In the normal course of trading activities, the Partnership acquires long positions in securities as well as obligations when the securities are sold short.

While the potential loss on a long security position is limited to the amount paid, the potential loss on a security sold short is unlimited, as the obligation increases as the market value increases.

Security positions are monitored daily to limit adverse market risk. Additionally, securities positions are required to be carried at the market value in computing the Partnership's net capital.

NOTE 4 Securities Owned and Sold But Not Yet Purchased

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below:

	Owned	Sold But Not Yet Purchased
Corporate domestic common stocks- at market	$ 915,694	$ 283,728
Options – at market	109,740	67,520
Totals	$ 1,025,434	$ 351,248

NOTE 5 Note Payable – M.J. Ware, Trustee/Subordinated Loan

The Partnership has notes payable of $280,000 which provide for repayment on December 1, 2010. Interest is provided at the greater of the Federal Mid-Term Rate or 18% (Effectively 18% at December 31, 2001.)

Beginning with the year ended December 31, 1997, $250,000 of these notes were subordinated under a subordinated agreement listed below:

Subordinated loan agreement 18% due December 1, 2004	$ 250,000

The subordinated borrowing is covered by an agreement approved by the Chicago Board Options Exchange, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

During the year ended December 31, 2001, the Partnership paid $50,400 of interest expense related to these obligations.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Maltman Investments, L.P. as of 12/31/01

COMPUTATION OF NET CAPITAL

Line	Item	Amount	Box	Amount	Box
1.	Total ownership equity from Statement of Financial Condition			$ 112,778	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			112,778	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			250,000	3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 362,778	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 3,682	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(3,682)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 359,096	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	68,440	3734		
	D. Undue Concentration	52,318	3650		
	E. Other (List)		3736	(120,758)	3740
10.	Net Capital			$ 238,338	3750

OMIT PENNIES

There are no material modifications between the above computation and the Company's unaudited filing.

See Auditor's Report.

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Maltman Investments, L.P. as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Item	Description		Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)	$	2,529	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14.	Excess net capital (line 10 less 13)	$	138,338	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	234,545	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item	Description		Amount	Code		Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition				$	37,930	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$		3830
19.	Total aggregate indebtedness				$	37,930	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	15	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item	Description		Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24.	Net capital requirement (greater of line 22 or 23)	$		3760
25.	Excess net capital (line 10 less 24)	$		3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

There are no material modifications between the above computation and the Company's unaudited filing.

OMIT PENNIES

NOTES:

A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Auditor's Report.

'83

MALTMAN INVESTMENTS, L.P.

Computation of Reserve Requirements
Pursuant to Rule 15c3-3
Year Ended December 31, 2001

NOT APPLICABLE

Possession or Control of Securities
Pursuant to Rule 15c3-3
Year Ended December 31, 2001

NOT APPLICABLE

See Auditor's Report.

MALTMAN INVESTMENTS, L.P.
(An Illinois Limited Partnership)
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated liabilities at January 1, 2001	$ 250,000
Increases	-0-
Decreases	-0-
Subordinated liabilities at December 31, 2001	$ 250,000

The accompanying notes to the financial statements are an integral part of this statement.

BRADFORD R. DOOLEY & ASSOCIATES

Accountants and Auditors

220 SOUTH STATE STREET · SUITE 1910

CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477
FAX
(312) 939-8739

To the Partners
Maltman Investments, L.P.

In planning and performing my audit of the financial statements of Maltman Investments, L.P. for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Maltman Investments, L.P. that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). The Company is not subject to the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 because it conducts a business with only those who are members of an Exchange. I did not review the practices and procedures followed by the Company (i) in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System; and (ii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry accounts for customers or perform custodial functions relating to customer securities and has no procedures relating thereto.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph..

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, my study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in my audit of the financial statements of Maltman Investments, L.P. for the year ended December 31, 2001, and this report does not affect my report thereon dated February 26, 2002.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Board Options Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Certified Public Accountant

Chicago, Illinois
February 26, 2002

MALTMAN INVESTMENTS, L.P.
(An Illinois Limited Partnership)

FINANCIAL STATEMENTS

DECEMBER 31, 2001

(FILED PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
ACCOUNTANTS AND AUDITORS
220 SOUTH STATE STREET
CHICAGO, ILLINOIS 60604